United States securities and exchange commission logo





                              June 5, 2024

       Daniel Snyder
       Chief Executive Officer
       Kenilworth Systems Corp
       721 Beach Street
       Daytona Beach, FL 32114

                                                        Re: Kenilworth Systems
Corp
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            Amendment No.1 to
Form 10-K for Fiscal Year Ended December 31, 2023
                                                            File No. 000-08962

       Dear Daniel Snyder:

                                                        We have reviewed your
amended filing and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 26, 2024 letter.

       Amendment No.1 to Form 10-K for Fiscal Year Ended December 31, 2023

       Item 1 - Description of Business
       General, page 4

   1. Please tell us how you account for the 40% minority interest in Regenecell, Inc. that is owned by Mr. Swank.
       Consolidated Changes in Stockholders' Equity, page F-6

   2. We note the changes you made in response to prior comment 4. Please describe the transaction(s) that
resulted in the issuance of 11,745,340 common shares during 2023 and how you accounted for
these transactions.
 Daniel Snyder
FirstName
KenilworthLastNameDaniel
            Systems Corp Snyder
Comapany
June 5, 2024NameKenilworth Systems Corp
June 5,
Page 2 2024 Page 2
FirstName LastName
       Please contact Keira Nakada at 202-551-3659 or Adam Phippen at 202-551-3336 if you
have any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services